UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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000-55177
SEC FILE NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K [X] Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VPR BRANDS, LP

Full Name of Registrant

N/A

Former Name if Applicable

3001 Griffin Road

Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33312

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Quarterly Report”) will be delayed due to circumstances related to COVID-19 and its impact on the Company’s accounting operations. Management has been focused on analyzing, and taking actions in response to, the impacts and disruptions of the COVID-19 pandemic on the registrant’s business, operations, financial condition and financial reporting processes, including by seeking to maintain the health and safety of its workers and customers, assessing the impact on demand for the registrant’s products, analyzing the availability of government assistance and assessing the disruption to the economy more broadly. This prevented the Company from completing the tasks necessary, without unreasonable effort or expense, to file the Quarterly Report by its May 17, 2021 due date. The Company anticipates that it will file its Quarterly Report no later than May 24, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin Frija	(954)	715-7001
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A hereto.

VPR BRANDS, LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ Kevin Frija
Name: Kevin Frija
Title: Chief Executive Officer and Chief Financial Officer

ATTACHMENT A

to

Form 12b-25

of

VPR Brands, LP

The following summarizes the Company’s statements of operations for the three months ended March 31, 2021 and 2020:

Results of Operations for the Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020

Revenues

Our revenues for the three months ended March 31, 2021 and 2020 were $1,252,058 and $598,633, respectively. The increase was a result of an industry-wide health-related crisis that hampered sales significantly in 2020, as well as increased direct on-line sales in 2021.

Cost of Sales

Cost of sales for the three months ended March 31, 2021 and 2020 was $710,501 and $386,128, respectively. Gross margins increased to 43% in 2021 compared to 35% in 2020, due to pricing pressures from the decreased demand related to the industry crisis in 2020, and increased direct sales in 2021.

Operating Expenses

Operating expenses for the three months ended March 31, 2021 were $537,903 as compared to $476,824 for the three months ended March 31, 2020. The increase in expenses is primarily due to increased sales activity in 2021.

Other Income (Expense)

Interest expense decreased to $105,305 for the three months ended March 31, 2021 as compared to $157,271 for the three months ended March 31, 2020 due to less interest expense recognized on related party loans in 2021.

Net Loss

Net loss for the three months ended March 31, 2021 was $101,651 compared to a net loss of $421,590 for the three months ended March 31, 2020.